ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-158385
Dated March 24, 2010



HSBC USA Inc. Performance Securities with Partial Protection Linked to an International Index Basket due March 31, 2015

Strategic Alternatives to Indexing

HSBC USA Inc. Securities linked to an International Index Basket due March 31, 2015

Investment Description

These HSBC USA Inc. Performance Securities with Partial Protection linked to an International Index Basket are senior unsecured notes issued by HSBC USA Inc. ("HSBC"), which we refer to as the "Securities". The Securities are designed to provide enhanced exposure to potential positive performance of a weighted basket of indices (weighted as described herein), which we refer to as the "Basket". The Basket consists of the S&P BRIC 40 Index ("SBR"), the Korea Stock Price Index 200 ("KOSPI2") and the MSCI Taiwan Index^{SM} ("TWY"), each of which we refer to as an "Index", and together, the "Indices". The amount you receive at maturity is based on the performance of the Indices in the weighted aggregate. If the Basket Return is greater than zero, at maturity, you will receive an amount in cash per Security that is equal to the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Basket Return multiplied by the Participation Rate of 102% to 108% (to be determined on the Trade Date). If the Basket Return is between 0% and -20%, inclusive, at maturity, for each Security, you will receive the Principal Amount. If the Basket Return is less than -20%, at maturity, for each Security, you will receive and amount equal to your Principal Amount reduced by 1% for every 1% by which the Basket Return is less than -20%. If the Basket Return is less than -20%, your Securities will be exposed to any negative Basket Return beyond -20%, and you will lose some, possibly up to 80%, of your investment in the Securities. Investors will not receive interest or dividend payments during the term of the Securities. **Investing in the Securities involves significant risks. You may lose up to 80% of your investment. The partial principal protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any partial principal protection feature, is subject to the creditworthiness of HSBC.**

Features

- ❑ **Core Investment Opportunity:** If you are seeking market exposure to the underlying Indices, the Securities may provide an alternative to traditional investments. At maturity, the Securities allow you to participate in any positive Basket Return while providing reduced exposure to a negative Basket Return.

- ❑ **Partial Protection Feature:** If you hold the Securities to maturity, your investment will be protected from the first 20% decline in the Basket Ending Level, as compared to the Basket Starting Level, subject to the creditworthiness of HSBC, and will have 1-for-1 downside exposure to any negative Basket Return below -20%. If the Basket Return is less than -20%, you will lose some, possibly up to 80%, of your initial investment.

Key Dates[1]

Trade Date	March 29, 2010
Settlement Date	March 31, 2010
Final Valuation Date[2]	March 25, 2015
Maturity Date[2]	March 31, 2015

[1] Expected. In the event any change is made to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2] Subject to postponement in the event of a market disruption event or certain other circumstances as described in the accompanying underlying supplement no. 1, dated January 8, 2010.

Security Offerings

HSBC USA Inc. is offering Performance Securities with Partial Protection Linked to an International Index Basket. The return on the Securities is not subject to a predetermined maximum gain. The Participation Rate will be between 102% to 108% (to be determined on the Trade Date). The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. **See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying base prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009, the accompanying underlying supplement no. 1 and the terms set forth herein. See "Key Risks" on page 7 of this free writing prospectus and the more detailed "Risk Factors" beginning on page US1-1 of the accompanying underlying supplement no. 1 and beginning on page S-3 of the accompanying prospectus supplement for risks related to the Securities.**
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement no. 1, base prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC.
The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc, acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Issuer
Per Security	$10.00	$0.35	$9.65
Total			

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to the offering of Securities linked to the Basket identified on the cover page. The Basket described in this free writing prospectus is a reference asset as defined in the underlying supplement no. 1 and the prospectus supplement, and these Securities being offered hereby are "notes" for purposes of the underlying supplement no. 1 and the prospectus supplement. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Basket. Although the Security offering relates to the Basket identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Basket or any stocks comprising an Index, or as to the suitability of an investment in the Securities.

You should read this document together with the base prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 1 dated January 8, 2010. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 1, the prospectus supplement or base prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" on page 7 of this free writing prospectus and in "Risk Factors" beginning on page US1-1 of the underlying supplement no. 1 and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the underlying supplement no. 1, a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (or the SEC) for the offering to which this free writing prospectus relates. Before you invest, you should read the underlying supplement no. 1, the base prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the underlying supplement no. 1, the base prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Underlying supplement no. 1 dated January 8, 2010:
  http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm
- Prospectus supplement dated April 9, 2009:
  http://sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- Prospectus dated April 2, 2009:
  http://sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009, references to "accompanying base prospectus" mean the HSBC USA Inc. base prospectus, dated April 2, 2009 and references to the "underlying supplement no. 1" mean the underlying supplement no. 1 dated January 8, 2010.

Investor Suitability

The Securities may be suitable for you if:

- You believe the Basket will appreciate over the term of the Securities.
- You seek an investment with a potentially enhanced return linked to the positive performance of the Basket.
- You are willing to hold the Securities to maturity, a term of 5 years.
- You are willing and able to lose 1% of your Principal Amount for every 1% that the Basket Return is less than -20%, and, therefore, are willing to lose up to 80% of your initial investment.
- You are willing to forgo dividends or other distributions paid on the stocks underlying the Indices in exchange for (i) potentially enhanced returns if the Basket appreciates and (ii) protection from the first 20% decline in the Basket Ending Level, as compared to the Basket Starting Level, subject to the creditworthiness of HSBC.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to invest in the Securities based on the range indicated for the Participation Rate of 102% to 108% (the actual Participation Rate will be determined on the Trade Date).
- You are comfortable with the creditworthiness of HSBC, as Issuer of the Securities.

The Securities may not be suitable for you if:

- You do not believe the Basket will appreciate over the term of the Securities.
- You do not seek an investment with exposure to the Basket.
- You are not willing to make an investment that is exposed on a 1-to-1 basis to any negative Basket Return below -20%.
- You are unable or unwilling to hold the Securities to maturity.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive dividends or other distributions paid on the stocks underlying the Indices.
- You seek current income from this investment.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 7 and "Risk Factors" on page US1-1 of the underlying supplement no. 1 and on page S-3 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc. (A1/AA-/AA)[1]
Principal Amount	$10 per Security
Term	5 years
Basket	The Securities are linked to a weighted Basket consisting of the S&P BRIC 40 Index ("SBR"), the Korea Stock Price Index 200 ("KOSPI2") and the MSCI Taiwan Index[SM] ("TWY"), each of which we refer to as an "Index", and together, the "Indices".
Basket Weightings	With respect to the SBR, 75.00%; with respect to the KOSPI2, 15.00% and with respect to the TWY, 10.00%;
Participation Rate	102% to 108%. The actual Participation Rate will be determined on the Trade Date.

Payment At Maturity (per $10 Security)[2]	You will receive a cash payment at maturity linked to the performance of the Basket during the term of the Securities.
	
	If the Basket return is greater than zero, you will receive the sum of (a) your Principal Amount plus (b) the product of (i) your Principal Amount multiplied by (ii) the Basket Return multiplied by the Participation Rate:
	    $10 + [$10 × (Basket Return × Participation Rate)]
	If the Basket Return is between zero and -20%, inclusive, you will receive your Principal Amount of:
	    $10
	If the Basket Return is less than -20%, you will receive an amount equal to your Principal Amount reduced by 1% for every 1% by which the Basket Return is less than -20%:
	    $10 + [$10 × (Basket Return + 20%)]
	In this case you will lose some, possibly up to 80%, of your Principal Amount.

Basket Return	$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$
Basket Starting Level	Set equal to 100 on the Trade Date.
Basket Ending Level	On the Final Valuation Date, the Basket Ending Level will be calculated as follows: 100 × [1 + (SBR return × 75.00%) + (KOSPI2 return × 15.00%) + (TWY Return × 10.00%)]. Each of the returns set forth in the formula above refers to the final return for the relevant Index, which reflects the performance of the relevant Index, expressed as a percentage, from the Initial Level of that Index on the Trade Date to the Final Level of that Index on the Final Valuation Date.
Initial Level	With respect to each Index, the Official Closing Level (as defined below) of the respective Index on the Trade Date.
Final Level	With respect to each Index, the Official Closing Level (as defined below) of the respective Index on the Final Valuation Date.
Official Closing Level	With respect to each Index, the Official Closing Level on any scheduled trading day will be the closing level of such Index as determined by the Calculation Agent and based upon the value displayed on Bloomberg Professional® service page "SBR <INDEX>" with respect to SBR, page "KOSPI2 <INDEX>" with respect to KOSPI2 and page "TWY UP <INDEX>" with respect to TWY, or, with respect to each Index, as displayed on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Determining Payment at Maturity



Determine the Participation Rate — Trade Date

Is the Basket Return greater than zero? — Yes →

Final Valuation Date

For each $10 Principal Amount of the Securities you hold, you will receive a cash payment equal to the sum of (a) the Principal Amount plus (b) the product of (i) the Principal Amount multiplied by (ii) the Basket Return multiplied by the Participation Rate of 102% to 108% (actual Participation Rate to be set on the Trade Date). Accordingly, if the Basket Return is positive, you will receive:

$10 + [$10 × (Basket Return × Participation Rate)]

No ↓

Is the Basket Return between 0% and -20%, inclusive? — Yes →

You will receive the Principal Amount of your Securities at maturity.

No ↓

For each $10 Principal Amount of the Securities you hold, you will receive an amount equal to the Principal Amount reduced by 1% for every 1% that the Basket Return is less than -20%. Accordingly, for each $10 Principal Amount of the Securities you hold, your Payment at Maturity will be calculated as follows:

$10 + [$10 × (Basket Return + 20%)]

As such, you could lose up to 80% of the Principal Amount of your Securities depending on how much the Basket Ending Level decreases, compared to the Basket Starting Level.

---

[1] HSBC USA Inc. is rated A1 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.
[2] Payment at Maturity and the partial principal protection feature are provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Calculation Agent	HSBC USA, Inc.
CUSIP / ISIN	4042EP123 / US4042EP1239
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent	HSBC Bank USA, N.A. will act as Paying Agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Securities), more than 5% of any entity included in an Index. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of Securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Basket. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled forward or other executory contracts.

HSBC will not attempt to ascertain whether the issuer of any stock included in any of the Indices would be treated as a "passive foreign investment company," within the meaning of Section 1297 of the Code. In the event that the issuer of any stock included in one or more of the Indices were treated as a passive foreign investment company, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock included in the Indices and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock included in one or more of the Indices is or becomes a passive foreign investment company.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of Securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Basket relative to the Basket Starting Level. We cannot predict the Basket Ending Level on the Final Valuation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Basket. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:

Investment term:	5 years
Basket Starting Level:	100.00
Hypothetical Participation Rate:	105.00%[*] (the midpoint of the range of 102% to 108%)

[*] The actual Participation Rate for the Securities will be set on the Trade Date.

Example 1— **The level of the Basket** *increases* **from a Basket Starting Level of 100.00 to a Basket Ending Level of 110.00.** The Basket Return is positive and expressed as a formula:

$$\text{Basket Return} = (110.00 - 100.00)/ 100.00 = 10.00\%$$

$$\text{Payment at Maturity} = \$10 + (\$10 \times (10.00\% \times 105.00\%)) = \$11.05$$

Because the Basket Return is equal to 10%, the Payment at Maturity is equal to $11.05 per $10.00 Principal Amount of Securities, and the return on the Securities is 11.05%.

Example 2— **The Basket Ending Level is equal to the Basket Starting Level of 100.00.** The Basket Return is zero and the Payment at Maturity per Security is equal to the original $10.00 Principal Amount per Security (a zero return):

$$\text{Basket Return} = 0.00\%$$

$$\text{Payment at Maturity} = \$10.00$$

Example 3— **The level of the Basket** *decreases* **from a Basket Starting Level of 100.00 to a Basket Ending Level of 90.00.** The Basket Return is negative and expressed as a formula:

$$\text{Basket Return} = (90.00 - 100.00)/100.00 = -10.00\%$$

$$\text{Payment at Maturity} = \$10.00$$

Because the Basket Return is between 0% and -20%, inclusive, the Payment at Maturity is equal to $10.00 per $10.00 Principal Amount of Securities (a zero return).

Example 4— **The level of the Basket** *decreases* **from a Basket Starting Level of 100.00 to a Basket Ending Level of 40.00.** The Basket Return is negative and expressed as a formula:

$$\text{Basket Return} = (40.00 - 100.00)/ 100.00 = -60.00\%$$

$$\text{Payment at Maturity} = \$10 + [\$10 \times (-60.00\% + 20.00\%)] = \$6.00$$

Because the Basket Return is below -20%, at maturity you will receive an amount equal to the Principal Amount reduced by 1% for every 1% by which the Basket Return is less than -20%. Therefore, the return on the Securities is -40%. In this case, you would incur a loss of 40% on your Securities.

If the Basket Return is less than -20%, you will lose some, possibly up to 80%, of your Principal Amount at maturity.

Scenario Analysis – hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Performance of the Basket		Performance of the Securities		
Hypothetical Basket Ending Level	Hypothetical Basket Return[*]	Hypothetical Participation Rate	Hypothetical Return on Securities at Maturity	Hypothetical Payment at Maturity
200.00	100.00%	105.00%	105.00%	$20.50
190.00	90.00%	105.00%	94.50%	$19.45
180.00	80.00%	105.00%	84.00%	$18.40
170.00	70.00%	105.00%	73.50%	$17.35
160.00	60.00%	105.00%	63.00%	$16.30
150.00	50.00%	105.00%	52.50%	$15.25
140.00	40.00%	105.00%	42.00%	$14.20
130.00	30.00%	105.00%	31.50%	$13.15
120.00	20.00%	105.00%	21.00%	$12.10
110.00	10.00%	105.00%	10.50%	$11.05
100.00	0.00%	N/A	0.00%	$10.00
90.00	-10.00%	N/A	0.00%	$10.00
80.00	-20.00%	N/A	0.00%	$10.00
70.00	-30.00%	N/A	-10.00%	$90.00
60.00	-40.00%	N/A	-20.00%	$80.00
50.00	-50.00%	N/A	-30.00%	$70.00
40.00	-60.00%	N/A	-40.00%	$6.00
30.00	-70.00%	N/A	-50.00%	$5.00
20.00	-80.00%	N/A	-60.00%	$4.00
10.00	-90.00%	N/A	-70.00%	$3.00
0.00	-100.00%	N/A	-80.00%	$2.00

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but you are urged to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying underlying supplement no. 1 and the accompanying prospectus supplement. You are also urged to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **The Securities are Not Fully Principal Protected and You May Lose Up to 80% of Your Investment:** The Securities are not fully principal protected. The Securities differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Securities if the Basket Return is less than -20%. In that event, you will lose 1% of the original Principal Amount for each percentage point that the Basket Return is below -20%. Accordingly, you may lose up to 80.00% of your investment in the Securities.

♦ **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity** – You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to HSBC, its affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the Securities, even in cases where the Basket has appreciated since the Trade Date.

♦ **Partial Principal Protection Only Applies if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the Securities, even in cases where the Basket has appreciated since the Trade Date.

♦ **The Securities are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Securities.

♦ **No Periodic Interest or Dividend Payments or Voting Rights** – The return on your Securities, if any, may not reflect the return you would realize if you actually owned the stocks included in an Index. As a holder of the Securities, you will not receive periodic interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the Indices would have.

♦ **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities.

♦ **The Securities Lack Liquidity** – The Securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities and therefore will generally be lower than the price you paid when you purchased the Securities.

♦ **Impact of Fees on Secondary Market Prices** – Generally, the price of the Securities in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.

♦ **Changes in the Level of One or More Indices May Offset Each Other** – Movements in the levels of the Indices may not correlate with each other. Even if the level of one or more of the Indices increases, the level of one or more of the other Indices may not increase as much or may even decrease. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Indices may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Indices. Because SBR has a higher Basket Weighting (75% of the Basket), it will have a larger impact than KOSPI2 or TWY, which have lower Basket Weightings (15% of the Basket and 10% of the Basket, respectively). We expect that generally the market value of the Securities and your Payment at Maturity will depend significantly on the performance of the SBR.

♦ **HSBC Cannot Control Actions by the Companies Whose Stock is Included in the Indices** – HSBC is not affiliated with any of the companies whose stock is included in the Indices. As a result, HSBC will have no ability to control the actions of such companies, including actions that could affect the value of the stocks included in the Indices or your Securities. None of the money you pay HSBC will go to any of the companies whose stock make up the Indices, and none of those companies will be involved in the offering of the Securities in any way. Those companies will have no obligation to consider your interests as a holder of the Securities in taking any corporate actions that might affect the value of your Securities.

♦ **The Securities are Subject to Risks Associated with Foreign Securities Markets** – Because foreign companies whose stocks are included in the Indices may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

♦   **The Securities are Subject to Emerging Markets Risk** — Investments in securities linked directly or indirectly to emerging market equity securities, such as the Indices, involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Securities are highly susceptible, before making a decision to invest in the Securities.

♦   **Exchange Rate Risk** – Although the equity securities composing the KOSPI2 and the TWY are traded in currencies other than U.S. dollars, and the Securities are denominated in U.S. dollars, such Indices and the amount payable on the Securities at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and the Korean Won or the New Taiwan dollar. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the levels of such Indices, and therefore, the Securities. In addition, the prices of the component securities that compose the SBR are converted into U.S. dollars for purposes of calculating the level of the SBR, and your Securities will be exposed to currency exchange risk with respect to each of the currencies of Brazil, Russia, India and China. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities included in the SBR denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the level of the SBR, and therefore the Securities, may be adversely affected. For more information, see "Risk Factors—The Notes will Not be Adjusted for Changes in Exchange Rates" and "—The Notes are Subject to Currency Exchange Risk" in the accompanying underlying supplement no. 1.

♦   **Changes Affecting an Index** – The policies of the reference sponsor of an Index (as defined below) concerning additions, deletions and substitutions of the stocks included in the relevant Index and the manner in which the reference sponsor takes account of certain changes affecting those stocks included in such Index may adversely affect the level of such Index. The policies of the reference sponsor with respect to the calculation of the relevant Index could also adversely affect the level of such Index. The reference sponsor may discontinue or suspend calculation or dissemination of the relevant Index. Any such actions could have an adverse effect on the value of the Securities

♦   **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Basket. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled forward or other executory contracts.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

♦   **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the levels of the Indices; the volatility of the Indices; dividends; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the credit worthiness of HSBC.

♦   **Potential Conflict of Interest** – HSBC or its affiliates may engage in business with the issuers of the stocks comprising an Index, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. Additionally, conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the observed Basket

Ending Level. The Calculation Agent can postpone the determination of the Basket Ending Level and the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.

♦ **Potential HSBC Impact on Price** – Trading or transactions by HSBC USA Inc. or any of its affiliates in the stocks included in the Indices, or in futures, options, exchange-traded funds or other derivative products on the stocks included in the Indices, may adversely affect the market value of the stocks included in the Indices, the levels of the Indices, and, therefore, the market value of the Securities.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the levels of the Indices or the prices of the stocks included in the Indices, and therefore, the market value of the Securities.

The S&P BRIC 40 Index (the "SBR")

Description of the SBR

The SBR is designed to provide exposure to 40 companies from the emerging markets of Brazil, Russia, India and China through liquid stocks trading on developed market exchanges (specifically, the Hong Kong Stock Exchange, the London Stock Exchange, Nasdaq and NYSE Euronext). The SBR employs a modified market capitalization weighting scheme for its composite stocks. All constituent companies must be members of the S&P/IFC Investable (S&P/IFCI) index series for Brazil, Russia, India and China. The S&P/IFCI indices attempt to measure the returns of emerging market stocks that are legally and practically available to foreign investors.

For more information about the SBR, see "The S&P BRIC 40 Index" on page US1-40 of the accompanying underlying supplement no. 1.

The closing level of SBR on March 22, 2010 was 2,465.48.

Historical Performance of the SBR

The following graph sets forth the historical performance of the SBR based on the daily historical closing levels from 1/3/2005 to 3/22/10 as reported on Bloomberg Professional**®** service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional**®** service. **The historical levels of the SBR should not be taken as an indication of future performance.**



Source: Bloomberg Professional® Service

The Korea Stock Price Index 200 (the "KOSPI2")

Description of the KOSPI2

The KOSPI2 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Exchange. The KOSPI2 is the underlying index for stock index futures and options trading. The constituent stocks are selected on the basis of the market value of the individual stocks, liquidity and their relative positions in their respective industry groups.

For more information about the KOSPI2, see "The Korea Stock Price Index 200" on page US1-15 of the accompanying underlying supplement no. 1.

The closing level of KOSPI2 on March 22, 2010 was 218.52.

Historical Performance of the KOSPI2

The following graph sets forth the historical performance of the KOSPI2 based on the daily historical closing levels from 1/3/2005 to 3/22/10 as reported on Bloomberg Professional**®** service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional**®** service. **The historical levels of the KOSPI2 should not be taken as an indication of future performance.**



Source: Bloomberg Professional® Service

The MSCI Taiwan Index[SM] ("TWY")

Description of the TWY

The TWY is a stock index calculated, maintained and published by MSCI, Inc. The TWY is a free float-adjusted market capitalization index that is designed to measure equity market performance in Taiwan. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

For more information about the TWY, see "The MSCI Taiwan Index[SM]" on page US1-22 of the accompanying underlying supplement no. 1.

The closing level of TWY on March 22, 2010 was 279.33.

Historical Performance of the TWY

The following graph sets forth the historical performance of the TWY based on the daily historical closing levels from 1/3/2005 to 3/22/10 as reported on Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. **The historical levels of the TWY should not be taken as an indication of future performance.**



Source: Bloomberg Professional® Service

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying base prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Basket Return. If a market disruption event exists with respect to an index on that scheduled trading day, then the accelerated Final Valuation Date for the Basket will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will then be the fourth business day following the postponed accelerated Final Valuation Date.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Events of Default" and "—Events of Default; Defaults" in the accompanying base prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"), HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the base prospectus. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this free writing prospectus to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See Supplemental Plan of Distribution on page S-52 in the accompanying prospectus supplement.